

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 15, 2017

<u>Via E-mail</u>
Mr. Ron Edmonds
Controller & Vice President of Controllers and Tax
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

      Re: **The Dow Chemical Company**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 9, 2017
              File No. 1-3433

Dear Mr. Edmonds:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ W. John Cash

                        W. John Cash
                        Accounting Branch Chief
                        Office of Manufacturing and Construction